Exhibit 99.8

510 Burrard St, 3rd Floor
Date: October 1, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CONTINENTAL ENERGY CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	26/10/2012
Record Date for Voting (if applicable) :	26/10/2012
Beneficial Ownership Determination Date :	26/10/2012
Meeting Date :	30/11/2012
Computershare Boardroom,
Meeting Location (if available) :	3rd Floor - 510 Burrard St.,
Vancouver, BC
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	210909107	CA2109091074

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CONTINENTAL ENERGY CORPORATION